SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

Indoor Harvest Corp
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45580E102
(CUSIP Number)

September 6, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 45580E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,957,763
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,957,763
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,763
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.12% (Based upon 24,407,360 shares issued and outstanding as of September 6, 2017)
12	TYPE OF REPORTING PERSON* IN

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Item 1(a). Name of Issuer:

Indoor Harvest Corp, a Texas corporation (the “Issuer”).

Item 1(b). Address of Issuer's Principal Executive Offices:

5300 East Freeway, Suite A

Houston, Texas 77020

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Benjamin Coleman (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

8518 Pegasus Drive

Selma, Texas 78154

Item 2(c). Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d). Title of Class of Securities.

Common stock, par value $0.001 per share.

Item 2(e). CUSIP Number.

45580E102

Item 3. Type of Person.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 2,957,763

(b) Percent of class: 12.12% (Based upon 24,407,360 shares issued and outstanding as of September 6, 2017)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,957,763

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,957,763

(iv) Shared power to dispose or to direct the disposition of: 0

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Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2017	By:	/s/ Benjamin Coleman
Benjamin Coleman

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